Shantha Biotechnics Awarded Large

Vaccine Contracts by United Nations

Agency

- Shantha awarded 2010-2012 contracts for pentavalent

vaccine SHAN5™ (DTP, HiB, Hep.B) -

Lyon, France – September 1, 2009 - Sanofi Pasteur, the vaccines division of sanofi-aventis Group (EURONEXT : SAN and NYSE : SNY), announced today that Shantha Biotechnics was awarded contracts by a United Nations agency for supplies of pentavalent vaccine SHAN5™ (combination vaccine of Diphtheria, Pertussis, Tetanus, Haemophilus influenza B, and Hepatitis B). The contracts, worth $340 million, cover the period 2010-2012.

These new contracts illustrate Sanofi Pasteur’s public health’s mission and strategy to develop Shantha as a platform to address the need for high-quality affordable vaccination in international markets. Sanofi Pasteur, through its existing and new contracts, now provides a full range of vaccines used within the Expanded Program on Immunization (EPI) of the World Health Organization (WHO).

Commenting on the contracts, Wayne Pisano, President and Chief Executive Officer of Sanofi Pasteur, said: “These awarded contracts underline Shantha Biotechnics’ high expertise and the quality of their state-of-the-art manufacturing facilities. While Shantha Biotechnics is joining the sanofi-aventis Group, those contracts perfectly illustrate our ambition to provide the best vaccines at affordable prices to many people around the world.”

Shantha is based in Hyderabad, India. Shantha develops, manufactures and markets several important vaccines. It operates at international standards in a state-of-the-art facility. Control of Shantha by Sanofi Pasteur is effective as of August 31, 2009 through the acquisition of Mérieux Alliance’s French subsidiary ShanH, which owns a majority stake in Shantha.

Shantha works with supranational organizations to supply major international markets including Asia-Pacific, Africa, and Latin America. In 1997, Shantha launched SHANVAC-B™, the first recombinant Hepatitis B vaccine produced in India. SHANVAC-B™, SHANTETRA™ (combination vaccine of Diphtheria, Pertussis, Tetanus, and Hepatitis B), SHAN5™ (combination vaccine of Diphtheria, Pertussis, Tetanus, Haemophilus influenza B, and Hepatitis B) and SHANTT™ (Tetanus toxoid vaccine) are prequalified by WHO for supplying to U.N. agencies globally. Shantha also has an important portfolio of vaccines in development.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofiaventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations

Pascal Barollier

T. +33-(0)4-37-37-50-38

pascal.barollier@sanofipasteur.com

www.sanofipasteur.com